Chi-Chi's Restaurants, Inc.



ANNUAL REPORT

240 Meadowbrook Rd.

Hopkins, MN 55343

(602) 540-1451

chichisrestaurants.com

This Annual Report is dated April 24, 2025.

BUSINESS

The purpose of Chi-Chi's Restaurants, Inc. (the "Company" or "Chi-Chi's"), is to, initially, acquire a 50% interest in each of two operating Rojo Mexican Grills for conversion to Chi-Chi's Mexican Restaurants, with an eye toward expanding the Chi-Chi's brand to additional locations regionally.

Chi-Chi's plans to serve classic Mexican food and beverages (both non-alcoholic and alcoholic) at the locations now operating as Rojo Mexican Grills, which are located in The Shoppes at the West End in St. Louis Park, Minnesota, and at The Shoppes of Arbor Lakes in Maple Grove, Minnesota (individually, a "Restaurant" and collectively, the "Restaurants"). The Restaurants will operate under the name "Chi-Chi's Mexican Restaurant." Previously, Chi-Chi's was a national chain that started in Minnesota in 1976. There are currently no Chi-Chi's restaurants operating in the United States.

Corporate History

Chi-Chi's Restaurants, Inc. was incorporated on January 9, 2025, in the state of Minnesota.

The Chi-Chi's Story

Chi-Chi's was originally founded by Marno McDermott and Max McGee in 1976. The restaurant was named after Marno's wife, Chi Chi McDermott. The first restaurant was located in Bloomington, Minnesota at Highway 494 and Nicollet Avenue and was a tremendous success from the moment the doors opened. People would wait for up to two hours to get a table.

Chi-Chi's expanded quickly and eventually grew to over 200 restaurants. Chi-Chi's eventually became a household name throughout the Midwest and parts of the East Coast. Marno and Max eventually sold their interests in Chi-Chi's but Chi-Chi's continued to profitably grow its market for numerous years. However, as with many concepts, after many years, Chi-Chi's started to lose its appeal as other Mexican concepts entered the market and competition grew. Chi-Chi's tried to update its menu and evolve with the current trends, but unfortunately the company suffered a salmonella outbreak at several of its locations, which was widely reported, and Chi-Chi's was unable to reverse its declining sales. Twenty-eight years after the first Chi-Chi's opened, in September of 2004, that company closed its remaining 65 restaurants.

Hormel Foods

Although there are currently no operating Chi-Chi's restaurants, the Chi-Chi's brand still exists in grocery stores across the country. In 1987, Hormel Foods acquired the rights to produce and market Chi- Chi's branded salsa and related products in the United States. The Chi-Chi's line of products has grown to a several hundred-million-dollar business for Hormel Foods. Hormel is granting the Company a ten-year (renewable) exclusive licensing agreement to use the Chi-Ci's name and logo in its menus, signage and marketing material, for use in the restaurant sector for the entire United States. In exchange, the Company will pay to Hormel a royalty fee of 1% of each Restaurant's net sales, with a cap of $35,000 per year, per Restaurant, and provide Hormel an opportunity to commercialize sauces and salsas developed in the Restaurants for sale in its retail channels.

The Chi-Chi's Revival

Twenty years after the last Chi-Chi's closed, the founder's son, Michael McDermott, has now decided to bring back the

Chi Chi's concept. Mr. McDermott has been in the restaurant business for over 30 years. He is the founder and former CEO of Kona Grill and has created several other concepts over the years including Tavern23 and Rojo Mexican Grill, which currently operate in Minnesota. Chi-Chi's is an iconic brand that still resonates warmly with a broad spectrum of the American population. Through a new licensing agreement with Hormel Foods, there is now a grand opportunity to bring the Chi-Chi's brand into a new era with an updated atmosphere and a menu that correlates with the sophistication of today's customers.

Chi-Chi's Menu

The Chi-Chi's Restaurants will serve some popular dishes from the original Chi-Chi's menu such as the seafood enchilada, chicken chimichanga, and the burrito supreme, as well as more contemporary dishes such as street tacos, birria tacos, and modern Mexican entrees. The menu will emphasize quality and freshness of ingredients. Every sauce, salsa and dressing will be made from scratch. Every menu item will be cooked to order. The tortillas will be made fresh in view of the guests. There will be no microwaved or pre-cooked items. The iconic Chi-Chi's Margarita, as well as an assortment of other Mexican cocktails, will also make an epic comeback.

Chi-Chi's Decor

The Restaurants stylish decor shall be designed to evoke a sense of 1970's retro with modern influences. The dining room will offer traditional table service and a generous view of the open kitchen where diners can watch food being prepared throughout the process. A centrally located prep table will be dedicated to preparing hand-rolled tortillas, fresh guacamole, and salsa in full view of the guests. In addition, there will be a lively bar that is separated by a tequila wall featuring over 100 different tequilas. The Shea Design Group has been retained to help design the look and feel of the store.

Previous Offerings

Name: Class A Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 6,500,000

Use of proceeds: Founder Issuance

Date: January 09, 2025

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

How long can the business operate without revenue:

The business is a restaurant. There are no expenses associated with the business until the restaurant opens, so we can exist indefinitely until the business opens. Once the restaurant opens it will depend on revenue daily.

Foreseeable major expenses based on projections:

In the short-term, the major expenses will relate to cosmetic changes to the restaurant space such as painting, flooring, lighting, furniture, tile work, etc. to converting the space to a Chi-Chi's restaurant. Once the restaurant opens, the main expenses will be the same as every other restaurant: labor, food, rent.

Future operational challenges:

The CEO has been operating restaurants for over 25 years. The Company does not foresee any operational challenges outside of a Covid outbreak like we had five years ago which affected every business.

Future challenges related to capital resources:

Based on our projections, once the Company secures the investment through StartEngine, the Company may not need additional capital to fund the business.

Future milestones and events:

There are no negative events foreseen, but the first few significant positive events are the opening of the first two Chi-Chi's restaurants and the addition of franchised stores.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $0.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Michael John McDermott

Michael John McDermott's current primary role is with McDermott Restaurants, LLC. Michael John McDermott currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer, President, Director, Secretary, Principal Accounting Officer, and Treasurer

Dates of Service: January, 2025 - Present

Responsibilities: Michael oversees all operations of the Company. Michael does not currently receive salary compensation for this role.

Other business experience in the past three years:

Employer: McDermott Restaurants, LLC

Title: Managing Member

Dates of Service: January, 2009 - Present

Responsibilities: Oversee restaurant operations.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock

Stockholder Name: McDermott Restaurants, LLC

Amount and nature of Beneficial ownership: 6,500,000

Percent of class: 100.0

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,272,727 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 20,000,000 with a total of 6,500,000 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Common Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

There are no material rights associated with Class B Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. The transferability of your securities could be limited and your investment could be illiquid for a long time. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). Advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering Class B Common Stock in the amount of up to $3,499,999.58 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property, if any. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. We may never have an operational product or service It is possible that there may never be an operational restaurant or that the Company may never provide services or products. It is possible that the failure to open a restaurant, provide services or products is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a restaurant, product, or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share. Supply Chain and Logistics Risks The availability of raw materials, ingredients, supplies, products, transportation costs, and supply chain disruptions can all impact the ability to operate a restaurant, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our

Product and Service The quality of our products, services, ingredients, and/or supplies can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with No Voting Rights The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Class B Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget and starting capital, our restaurants will be able to gain traction in the marketplace at a faster rate than our previous ventures. It is possible that our restaurants will fail to gain market acceptance for any number of reasons. If the restaurants fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent restaurants earlier than us, or superior products than those developed by us. There can be no assurance that our restaurants will be preferred to any existing or newly opened restaurants. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Chi-Chi's Restaurants, Inc. was incorporated on January 09, 2025. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Chi-Chi's Restaurants, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders. We are an early stage company and have limited revenue and operating history The Company has a short history, no customers, and effectively no revenue. If you are investing in our company, it's because you think that our restaurants are a good idea, that the team will be able to successfully market and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We are an early stage company operating in a new and highly competitive industry The Company will operate in an industry with a lot of competition from both new and established companies. As other companies flood the market and reduce potential market share, investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the Company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including bartenders, chefs, servers, hostesses, sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to operate our restaurants and could increase our costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, food safety laws, OSHA regulations, wage and hour regulations, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, suppliers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. COVID-19 and measures intended to prevent its spread could have a material adverse effect on our business, results of operations, cash flows and financial condition. In December 2019, COVID-19 was first reported in Wuhan, China, and on March 11, 2020, the World Health Organization declared COVID-19 a pandemic. The outbreak reached more than 160 countries and has led governments and other authorities around the world, including federal, state and local authorities in the United States, to impose measures intended to control its spread, including restrictions on freedom of movement and business operations such as travel bans, border closings, business closures, quarantines and shelter-in-place orders. Another pandemic and measures to prevent its spread could negatively impact our businesses in a number of ways. As restaurant and bar operators respond to the pandemic, operating costs may rise. If this happens, our operating results could be adversely affected. Our revenue and operating results also depend significantly on the occupancy levels at our Restaurants. Following the COVID-19 outbreak, limitations were placed on hours of operation, complete shutdowns have been ordered, occupancy limits and social distancing limitations have been implemented, all of which substantially affecting business operations and revenues. The future of the COVID-19 or other pandemics and its effects on our business operations is completely uncertain. There is a high degree of risk that COVID-19 and its potential variants may have a substantial and lasting effect on the supply, staffing, revenue and operations of the Restaurants and that additional government shutdowns are possible. The COVID-19 pandemic has caused, and may continue to cause, severe economic, market and other disruptions worldwide. The deterioration of local, regional and global economic conditions as a result of the pandemic could again cause an increase in our supply costs and a decrease in revenue. International Risk Factor The war in Ukraine, the war in Israel and Gaza, and the United States' and United Nations' involvement therein, sanctions on Russia, China, Canada, Mexico, and other countries, the fluidity of the United States' relationship with China, North Korea, Iran, Russia, Canada, Mexico and other countries around the world, and recent acts of civil unrest locally, domestically and abroad, and terrorism or attempts at terrorism around the world, always present a factor of uncertainty in business operations. The fluidity of these factors, in addition to other significant national and international issues, and the uncertain bearing any one of them may have on the performance of the Restaurants or their general effect on the restaurant business must be considered a potential adverse factor. Furthermore, the volatile price of gasoline may influence the frequency of visits and/or spending habits of customers of the Restaurants, which could negatively influence operating results. Rapidly changing national and local consumer preference and other regional and national economic factors affect the restaurant industry and may materially impact our success and profitability The restaurant industry is affected by national, regional and local economic conditions, changing consumer tastes and spending priorities, health concerns and trends, demographic trends, traffic patterns, and the type, number and location of competing restaurants. Local or national restaurants can be adversely affected by publicity resulting from food quality, illness, injury or other health concerns or operating issues stemming from one restaurant or a limited number of restaurants. Dependence on fresh produce, seafood, meats and dairy products also subjects us to the risk that shortages or interruptions in supply caused by war, military actions, civil unrest, unfavorable weather or other conditions, could adversely affect the availability, quality or cost of food supplies. In addition, factors such as inflation, increased food, labor and employee benefit costs, an increase in the minimum wage and the availability of qualified management and hourly employees may also adversely affect the restaurant industry in general and our Restaurant in particular. The Company may be the subject of litigation based on discrimination, personal injury, and other claims. None of the foregoing factors can be predicted with any degree of certainty and any one or more of these factors could have a material adverse effect on the Company's financial condition and results of operations. The success of the Company will depend in part on management's ability to identify and respond appropriately to changing conditions and regional and national trends and uncertainties. The restaurant industry is subject to numerous federal, state and local governmental regulations, including those relating to the preparation and sale of food and alcoholic beverages, sanitation, public health, fire codes, zoning and building requirements. Termination or suspension of our liquor license for our Restaurants would adversely affect our revenue and failure to secure and obtain such licenses may adversely affect expansion plans. The Company is also subject to laws governing their relationships with employees, including benefit, wage and hour laws, and laws and regulations relating to workers' compensation, insurance rates, unemployment and other taxes, working and safety conditions and citizenship or immigration status. The Company may be subject to "dram-shop" statutes, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. Although the Company will carry liquor liability coverage, a judgment under a dram shop statute in excess of such insurance coverage, negative publicity, or any inability to continue to obtain such insurance coverage at reasonable costs, could ultimately have a material adverse effect on our brand and the Company. Failure to comply with any of these regulations or increases in the minimum wage rate, regulated and mandatory paid time off, employee benefit costs or other costs associated with employees, could adversely affect the Company. All aspects of the restaurant business are highly competitive, regionally and locally. Large national and regional brands and companies with stronger financial backing and support compete with the Company for customers and market support. The Company will face competition from restaurants in Maple Grove, St. Louis Park, the Twin Cities at large, and from restaurants having the same or a similar general restaurant concept as the Restaurants. All aspects of the restaurant business are highly competitive, regionally and locally. Large national and regional brands and companies with stronger financial backing and support compete with the Company for customers and market support. The Company will face competition from restaurants in Maple Grove, St. Louis Park, the Twin Cities at large, and from restaurants having the same or a similar general restaurant concept as the Restaurant. Our operations are susceptible to the cost of and changes in food availability which could adversely affect our operating results. Our profitability depends in part on our ability to anticipate and react to changes in food costs. Various factors beyond our control, including adverse weather conditions, civil unrest, war, military conflicts, acts of terrorism, cost of transportation, supply chain issues, governmental regulation, production, availability, recalls of food products and seasonality may affect our food costs or cause a disruption in our supply chain. Changes in the price or availability of chicken, beef, pork, seafood or other commodities could materially adversely affect our profitability. We cannot predict whether we will be able to anticipate and react to changing food costs by adjusting our purchasing practices and menu prices, and failure to do so could adversely affect our operating results. Food safety and foodborne illness concerns would have an adverse effect on our business. We cannot guarantee that our internal controls and training will be fully effective in preventing all food safety issues at our Restaurants, including any occurrences of foodborne illness such as salmonella, E. coli, and hepatitis A. Furthermore, we rely on third-party vendors, making it difficult to monitor food safety compliance. Some foodborne illness incidents could be caused by third-party vendors and transporters outside of our control. New illnesses resistant to our current precautions may develop in the future, or diseases with long incubation periods could arise, that could give rise to claims or allegations on a retroactive basis. One or more instances of foodborne illness in our Restaurants or markets or related to food products we sell could negatively affect our Restaurants sales if highly publicized on national media outlets or through social media. This risk exists even if it were later determined that the illness was wrongly attributed to us or our Restaurants. The Restaurants are located in Minnesota, where the climate in the fall and winter months of the year can be cold and intemperate. Fall or winter customer visits could decline thus leading to softer revenues from November to April each year. The effect of Minnesota seasonality on the Company's business is unknown but could impact our business. Due to these factors, it is possible that demand will be higher at some times of the year (likely May - September), and consumer/market demand much lower at other times of the year (likely November - April). If the Company cannot meet demand at peak times, potential operating revenue may be lost, and consumers may be unsatisfied and visit other competing restaurants in Minneapolis or in the Twin Cities. On the other hand, if demand is low during certain seasons or on certain days of the week, the Company may operate less efficiently and have lower revenues and not operate as profitably as it otherwise would but for such seasonality. Sufficiency of Offering Proceeds; Additional Capital Contributions. All or substantially all of the proceeds of the offering will be required by the Company to acquire an interest in Rojo Maple Grove and Rojo West End, develop the restaurant concept, acquire, design and construct the Restaurants, provide for the leasehold improvements, to acquire furniture, fixtures and equipment, to obtain licenses and permits, and to fund the various pre-opening costs and operating expenses of the Restaurants. While McDermott Restaurants and Michael McDermott have experience in the construction, opening and operations of restaurants, there can be no assurance that the proceeds of the offering will be sufficient to fund all of the above-described expenditures for the Restaurants. If, because of cost overruns, or a shortfall in the revenue anticipated from the operation of the Restaurants, it becomes necessary to borrow funds, such borrowings (which may be obtained from third parties or from McDermott Restaurants) could materially adversely affect the profitability of the Restaurants and, accordingly, the return on an investment in the affected Company. Timing of Restaurant Opening; Delay. The Company anticipates that the Restaurant in St. Louis Park will open in 2025, and the Restaurant in Maple Grove will open in 2025. This projection is the Company's best current estimate of when commencement and completion of construction of the Restaurants will occur. Such estimates can be adversely influenced, and the commencement and/or completion of construction can be delayed, by many factors, including, but not limited to, poor weather, strikes, supply chain issues, labor or materials shortages and other conditions beyond the control of the Company, the occurrence of any of which could adversely influence an investment in the Company that experiences such circumstances. Furthermore, lease negotiations are subject to delays for resolution of issues that arise during those negotiations. It is possible that one or more such issues may result in the Company making a determination that a location targeted for the Restaurants cannot be secured, in which case the Manager has the right to delay the opening and/or substitute a location. No Assurance of Cash Distributions; Uncertainty of Profitability. There is no, nor will there ever be any, assurance that the operation of the Restaurants will be profitable or, accordingly, as to when or whether there will be cash available for dividends in any given year. While it is anticipated that, following construction and opening, the restaurants will be profitable, such profitability may be influenced by many factors that could adversely affect the profitability of the Restaurant. Possibility of a Roll-Up or Other Reorganization. While there are no circumstances presently foreseeable which would militate in favor of doing so, the Company has the right to reorganize any Company in any manner permitted by Minnesota law in the event the Board of Directors believes to do so would be in the best interests of that Company. In the event the Board of Directors were to believe reorganization was advisable, then, the Company would give the investors written notice of the proposed reorganization plan. No Operating History for the Company. The Company is newly formed and has no operating history upon which to base any economic evaluation. Competition in the Restaurant Business. All aspects of the restaurant business are highly competitive. The Company will face competition from restaurants in the same developments in which they are located, from restaurants in the general location of the Restaurants, and from restaurants having the same or a similar general restaurant concept as the Restaurants. Reliance on Management. All decisions with respect to the day-to-day management and operation of the Company will be made by the officers and directors of the Company. Unless otherwise granted by Minnesota law, investors have no right or power to take part in the management of the Company. Accordingly, no person should purchase any shares offered hereby unless such person is willing to entrust all aspects of the management of the Company to the directors and officers of the Company. All decisions with respect to the day-to-day management and operation of Rojo Maple Grove, Rojo West End, and the Restaurants will be made by McDermott Restaurants. Except for certain matters affecting the basic structure of the Rojo Maple Grove and Rojo West End and matters arising out of employment, consultant, or surety relationships between an investor and Rojo Maple Grove and Rojo West End or between an investor and McDermott Restaurants, all decisions of Rojo Maple Grove and Rojo West End will be made exclusively by McDermott Restaurants. Investors have no right or power to take part in the management of Rojo Maple Grove and Rojo West End. Accordingly, no person should purchase any shares offered hereby unless such person is willing to entrust all aspects of the management of the Rojo Maple Grove and Rojo West End to McDermott Restaurants. Loss on Dissolution and Termination. In the event of a dissolution and termination of the Company, each investor's share of the proceeds realized from the liquidation of assets, if any, will be distributed to the investors only after the satisfaction of claims of creditors of the dissolved or terminated Company. Accordingly, the ability of an investor to recover all or any portion of its investment under such circumstances will depend on the amount of funds so realized and claims to be satisfied from those funds. Absence of Diversification. Because the success of the Company is entirely dependent upon the success of the Restaurants, the Investors will have limited diversification of risk as a result of their investment in the Company. Dilution McDermott Restaurants or Michael McDermott may not make any cash contribution to the capital of the Company. Thus, the benefits McDermott Restaurants or Michael McDermott may receive will be disproportionately high compared with the benefits that the investors may receive. Arbitrary Offering Price The offering price of the shares offered hereby has been arbitrarily determined by the Company and was based primarily upon the anticipated development and operating costs of the Restaurants. Accordingly, the offering price of the shares is no indication of their fair market value or the fair market value of the Restaurants, and no assurance is or can be given that a share, if transferable, could be sold for the offering price or for any other amount. Federal Income Tax Risks The income tax risks and consequences of an investment in the Company are complex, and certain of them (including the implications of recent and possible, future legislative tax changes) will not be the same for all taxpayers. Accordingly, prospective investors are strongly urged to consult their respective tax advisors with specific reference to their own tax situations. Litigation To the best knowledge of the Company, there is no material litigation nor other governmental proceedings pending or threatened against either the Company, its officers, or directors, Rojo Maple Grove, or Rojo West End that could result in a judgment, fine, or penalty that would have a material, adverse impact on the operation of any Company. However, unforeseeable future lawsuits or other proceedings could be filed or commenced against the Company and the investors that could have a material adverse effect on the investment of a prospective investor. Management Michael McDermott is the sole manager and member of McDermott Restaurants, LLC. McDermott Restaurants has exclusive responsibility for the management and control of the business of Rojo Maple Grove and Rojo West End and will maintain control of those entities after they are converted to a Chi-Chi's restaurant, and no investor will take any part in the management or control of any of the business activities of Rojo West End or Rojo Maple Grove. The powers and responsibilities of McDermott Restaurants are set forth in the Operating Agreements of Rojo West End and Rojo Maple Grove. The powers and responsibilities of McDermott Restaurants include, but are not limited to, the power and responsibility to furnish periodic reports and other information to investors, to borrow money, to sell, exchange or otherwise convey Rojo West End's or Rojo Maple Grove's property, to purchase insurance, to repay, refinance, increase, modify or extend Rojo West End's or Rojo Maple Grove's obligations affecting its properties, and to make allocations and distributions. McDermott Restaurants may employ others to conduct the business of Rojo West End and Rojo Maple Grove, and McDermott Restaurants, as well as its affiliates, may engage in other business activities besides those involving Rojo West End or Rojo Maple Grove. The business and affairs of the Company are managed by the Board of Directors. The sole director of the Company is Mr. Michael McDermott. Mr. McDermott is 57 years of age with over 30 years of owning and operating restaurants. Mr. McDermott currently owns and manages Rojo Mexican Grill in St. Louis Park, Minnesota and co-owns and manages Tavern23 in Edina, Minnesota, and Rojo Maple Grove in Maple Grove, Minnesota. Prior to Rojo West End, Rojo Maple Grove, and Tavern23, Mr. McDermott was the franchise owner and operator of Paradise Bakery

Restaurants in the state of Utah. Prior to Paradise Bakery, Mr. McDermott was the Founder, Chief Executive Officer and Chairman of the Board for Kana Grill, Inc. Prior to Kona Grill, he was the Founder, Chief Executive Officer and Chairman of the Board of McDermott Restaurants, Inc., which was the owner of Sushi On Shea, Sushi On Mill and Saki's, which merged with Kona Grill, Inc. Prior to McDermott Restaurants, Mr. McDermott was the Chief Executive Officer and Chairman of the Board for Juice Island, Inc. Prior to Juice Island, he was the owner and operator of the Stampede Bar & Restaurant in Colorado. In 1995 Mr. McDermott obtained a Master's Degree from The University of London - Imperial College. In 1991 Mr. McDermott obtained a Bachelor of Arts Degree from the University of St. Thomas in St. Paul, Minnesota. Dependence on Licensing Agreement with Hormel Foods The Company's ability to operate under the Chi-Chi's brand name is entirely dependent on an exclusive licensing agreement with Hormel Foods. While this agreement grants us the rights to use the Chi-Chi's name, logo, and branding in our Restaurant operations across the United States, it is subject to a ten-year term with renewal at Hormel's discretion. There is no guarantee that the agreement will be renewed on the same terms, or at all. Additionally, the agreement imposes financial obligations, including a 1% royalty fee on each Restaurant's net sales, subject to a cap of $35,000 per year, per Restaurant. If our revenues do not meet expectations or if the royalty payments become burdensome, our financial condition could be adversely affected. Our trademarks, copyrights, trade secrets and other intellectual property could be unenforceable or ineffective The Company's right to use the Chi-Chi's brand name is subject to a limited, potentially renewable license with Hormel, with no guarantee that the Company can use the Chi-Chi's brand name indefinitely. Intellectual property is a complex field of law in which few things are certain. If competitors are able to bypass our trademark, copyright, trade secrets, licenses, or other intellectual property protections without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks, copyrights, trade secrets, licensing agreements, or other intellectual property are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our intellectual property could prevent us from enforcing them Intellectual property litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our intellectual property rights we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our intellectual property rights outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our intellectual property rights could have adverse consequences for the Company, including undermining the credibility of our intellectual property rights, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our intellectual property rights because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 24, 2025.

Chi-Chi's Restaurants, Inc.

By   /s/ *Michael McDermott*

       Name: Chi-Chi's Restaurants, Inc.

       Title: Chief Executive Officer, President, Director, Secretary, Principal Accounting Officer and Treasurer

Exhibit A

FINANCIAL STATEMENTS

Chi-Chi's Restaurants, Inc. ("the Company")
A Minnesota Corporation

Financial Statements with Independent Auditor's Report

Inception to January 9, 2025

Table of Contents



INDEPENDENT AUDITOR'S REPORT

To: Chi-Chi's Restaurants, Inc., Management

Opinion:

We have audited the accompanying financial statements of the Company which comprise the statement of financial position as of Inception- January 9, 2025, and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the period then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of January 9, 2025, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor''s Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Management's Responsibility for the Financial Statements:

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Emphasis of Matter on a Predecessor Entity:

On January 9, 2025, the Company's management incorporated Chi-Chi's Restaurants, Inc. in the State of Minnesota. As part of its strategic transition, management has decided to discontinue the Rojo Mexican Grill brand and relaunch Chi-Chi's Mexican Restaurant. The predecessor companies include Rojo West End, LLC and Rojo Maple Grove, LLC.

Auditor's Responsibility:

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
February 19, 2025

CHI-CHI'S RESTAURANTS, INC
STATEMENT OF FINANCIAL POSITION

	Inception - Jan 9, 2025
ASSETS	
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
Total Current Liabilities	-
Non-Current Liabilities:	
Related Party Loan	16,855
Total Non-Current Liabilities	16,855
TOTAL LIABILITIES	16,855
EQUITY	
Common Stock	-
APIC	-
Retained Earnings (Accumulated Deficit)	(16,855)
TOTAL EQUITY	(16,855)
TOTAL LIABILITIES AND EQUITY	-

See Accompanying Notes to these Financial Statements

CHI-CHI'S RESTAURANTS, INC
STATEMENT OF OPERATIONS

	Inception to Jan 9, 2025
Operating Expenses	
General & Administrative Expenses	5,446
Fundraising Fees	3,000
Professional Experience	8,409
Total Operating Expenses	**16,855**
Total Loss from Operations	**16,855**
Net Income (Loss)	(16,855)

See Accompanying Notes to these Financial Statements

CHI-CHI'S RESTAURANTS, INC

STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

	Common Stock		APIC	Retained earnings	Total Shareholder's
	# of Shares	$ Amount		(Deficit)	Equity
Inception	6,500,000	-	-	-	-
Issuance of Common Stock	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net income (loss)	-	-	-	(16,855)	(16,855)
Ending balance at 1/9/25	6,500,000	-	-	(16,855)	(16,855)

See Accompanying Notes to these Financial Statements

CHI-CHI'S RESTAURANTS, INC
STATEMENT OF CASH FLOWS

	Inception to Jan 9, 2025
OPERATING ACTIVITIES	
Net Income (Loss)	(16,855)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-
Net Cash provided by (used in) Operating Activities	(16,855)
INVESTING ACTIVITIES	
Net Cash provided by (used in) Investing Activities	
FINANCING ACTIVITIES	
Related Party Loan	16,855
Net Cash provided by (used in) Financing Activities	16,855
Cash at the beginning of period	-
Net Cash increase (decrease) for period	-
Cash at end of period	-

See Accompanying Notes to these Financial statements

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Chi-Chi's Restaurants, Inc. (the "Company") was incorporated on January 9, 2025, under the laws of the State of Minnesota. The Company specializes in the operation of Mexican-themed casual dining restaurants, aiming to provide a vibrant dining experience with a menu inspired by traditional Mexican cuisine. As of December 31, 2024, the Company has initiated plans to convert existing Rojo Mexican Grill locations into Chi-Chi's restaurants, leveraging current assets to expand the brand's presence in the region.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Emphasis of Matter on Going Concern Consideration:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses in the three most recent years and may continue to generate losses. The Company's management has evaluated this condition and, has made a strategic decision to transition the restaurants into a new brand, as discussed in more detail in the Planned Business Transition section above. Further, the Company plans to generate revenues and raise capital as needed to meet its capital requirements. There is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $0 in cash as of January 9, 2025.

General and Administrative

General and administrative expenses consist of formation costs.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As of January 9, 2025, the Company's operating expenses were covered by its sole shareholder, Michael McDermott. These expenses were funded through a zero-interest loan, payable on demand. As of January 9, 2025, the outstanding loan balance is $16,855.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Apart from the related party loan described in Note 3. The Company has no long-term debt or obligations.

NOTE 6 – EQUITY

The Company is authorized to issue up to 30,000,000 shares of capital stock. As of January 9, 2025, the Company has 6,500,000 Class A Common shares issued and outstanding.

Issuance of Shares: Shares of the Corporation may be issued from time to time for consideration, the amount or fair value of which is determined by the Board of Directors.

Authority to Issue: The Board of Directors has the power and authority to make rules and regulations concerning the issuance, transfer, and registration of shares of the Corporation, as long as these rules and regulations are consistent with federal and state securities laws, rules, and regulations, as well as the statutes of the State of Minnesota.

Fractional Shares: The Corporation may issue fractional shares, which entitle the holder to dividend and voting rights, as well as all other rights and responsibilities of the class of stock or series of which the fractional shares are held.

Share Transfers: Transfers of shares will be recorded in the books of the Corporation.

Uncertificated Shares: The Corporation may issue uncertificated shares, which are recorded in the books of the Corporation.

Consideration for Shares: Shares of the Corporation may be issued for such consideration in money, services, or property as determined by the Board of Directors.

Voting: At each meeting of the voting shareholders, every shareholder entitled to vote may vote in person or by proxy.

Number of Votes: Unless otherwise provided by the Articles of Incorporation or any other written agreement among the shareholders and the Corporation, each shareholder shall have one vote for each share owned that has voting power.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 19, 2025, the date these financial statements were available to be issued.

During January - February 2025, the Company incurred an additional $9.2K in additional expenses which were paid by loans from shareholder, Michael McDermott.



Rojo Maple Grove LLC and Rojo West End LLC, collectively, "the Company"

Consolidated Financial Statements
with Independent Auditor's Report

Rojo Maple Grove, LLC
a Minnesota Limited Liability Company

Rojo West End, LLC
a Delaware Limited Liability Company

Years Ended December 31, 2024 & 2023

Table of Contents



INDEPENDENT AUDITOR'S REPORT

To: Rojo Maple Grove LLC and Rojo West End LLC, Management

Opinion:

We have audited the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 & 2023 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor''s Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Management's Responsibility for the Financial Statements:

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Emphasis of Matter on a Successor Entity:

On January 9, 2025, the Company's management incorporated Chi-Chi's Restaurants, Inc. in the State of Minnesota. As part of its strategic transition, management has decided to discontinue the Rojo Mexican Grill brand and relaunch Chi-Chi's Mexican Restaurant.

Auditor's Responsibility:

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:
- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
February 19, 2025

ROJO MAPLE GROVE LLC AND ROJO WEST END LLC
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets:		
Cash & Cash Equivalents	169,972	213,485
Inventory	102,917	92,932
Prepaid Expenses	78,721	80,015
Other Assets- Current	5,886	6,149
Total Current Assets	357,497	392,581
Non-Current Assets:		
Fixed Assets, Net	527,196	618,705
Intangible Assets, Net	12,667	15,333
Other Assets- Long Term	1,040	4,040
Total Non-Current Assets	540,903	638,078
TOTAL ASSETS	898,399	1,030,659
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	212,460	140,478
Accrued Sales Taxes	36,947	47,986
Gift Card Liability	30,413	49,308
Other Accrued Liabilities - Current	28,563	6,650
Related Party Other Accrued Liabilities - Current	163,585	56,856
Total Current Liabilities	471,968	301,278
Non-Current Liabilities:		
Related Party Note Payable	80,000	-
Related Party Accrued Interest	1,070	-
Total Non-Current Liabilities	81,070	-
TOTAL LIABILITIES	553,038	301,278
EQUITY		
Members' Capital	896,798	785,459
Net Income	(551,436)	(56,079)
TOTAL EQUITY	345,361	729,380
TOTAL LIABILITIES AND EQUITY	898,399	1,030,659

See Accompanying Notes to these Financial Statements

ROJO MAPLE GROVE LLC AND ROJO WEST END LLC
CONSOLIDATED STATEMENT OF OPERATIONS

	Year Ended December 31,	
	2024	**2023**
Revenues		
Revenue	5,947,074	6,640,517
Revenue- Discount	(90,035)	(85,035)
Cost of Good Sold	(2,951,821)	(3,209,114)
Gross Profit	2,905,218	3,346,368
Operating Expenses		
General & Administrative Expenses	1,090,689	1,007,070
Salaries & Wages	1,221,879	1,167,672
Rent Expense	665,036	674,800
Advertising & Marketing	142,262	141,298
Depreciation	114,955	135,286
Amortization	40,084	37,247
Total Operating Expenses	**3,274,906**	**3,163,373**
Total Loss from Operations	**(369,688)**	**182,995**
Other (Expense)		
Other Income	29,419	9,774
Interest Income	82	-
Management Fee	(209,011)	(245,499)
Other Expense	(1,439)	(3,349)
Taxes	(800)	-
Total Other Income (Expense)	**(181,749)**	**(239,074)**
Net Income (Loss)	**(551,436)**	**(56,079)**
Earnings Before Income Taxes, Depreciation, and Amortization	**(396,397)**	**116,454**
Net Income (Loss)	**(551,436)**	**(56,079)**

See Accompanying Notes to these Financial Statements

ROJO MAPLE GROVE LLC AND ROJO WEST END LLC
CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' EQUITY

	Member's Capital			Total Member's Equity
	West End Units	Maple Grove Units	Member's Capital	
Beginning balance at 1/1/22	2,000	-	602,409	602,409
Prior Prior Adjustment	-	-	(95,489)	(95,489)
Contribution	200	-	1,493,539	1,493,539
Distribution	-	-	(1,215,000)	(1,215,000)
Net income (loss)	-	-	(56,079)	(56,079)
Ending balance at 12/31/23	2,200	-	729,381	729,381
Contribution	-	-	632,781	632,781
Distribution	-	-	(465,364)	(465,364)
Net income (loss)	-	-	(551,436)	(551,436)
Ending balance at 12/31/24	2,200	-	345,361	345,361

See Accompanying Notes to these Financial Statements

ROJO MAPLE GROVE LLC AND ROJO WEST END LLC
CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31,	
	2024	**2023**
OPERATING ACTIVITIES		
Net Income (Loss)	(551,436)	(56,079)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Prior Period Adjustment	-	(174,840)
Depreciation	114,955	135,286
Amortization	40,084	37,247
Inventory	(9,985)	(26,830)
Prepaid Expenses	1,293	(29,737)
Other Assets- Current	263	(1,932)
Other Assets- Long Term	3,000	-
Accounts Payable	71,982	8,908
Accrued Sales Taxes	(11,039)	18,092
Gift Card Liability	(18,895)	38,107
Other Accrued Liabilities - Current	21,913	(24,548)
Related Party Other Accrued Liabilities - Current	106,729	44,681
Related Party Accrued Interest	1,070	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	321,370	24,434
Net Cash provided by (used in) Operating Activities	(230,066)	(31,645)
INVESTING ACTIVITIES	-	-
Fixed Assets	(23,447)	(507,187)
Net Cash provided by (used in) Investing Activities	(23,447)	(507,187)
FINANCING ACTIVITIES		
Related Party Note Payable	80,000	261,978
Members's Capital	130,000	(278,539)
Net Cash provided by (used in) Financing Activities	210,000	(16,561)
Cash at the beginning of period	213,485	768,880
Net Cash increase (decrease) for period	(43,513)	(555,394)
Cash at end of period	169,973	213,485

See Accompanying Notes to these Financial Statements

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Rojo West End, LLC (a Delaware limited liability company) and Rojo Maple Grove, LLC (a Minnesota limited liability company) (collectively, the "Company") operate full-service Mexican restaurants under the Rojo Mexican Grill brand. Rojo West End, LLC. Rojo West End, LLC was formed on February 10, 2010, and Rojo Maple Grove LLC was formed on February 23, 2022.

The first location, Rojo West End, LLC opened in August 2010 in St. Louis Park, Minnesota. The Company's second location, a smaller-format restaurant, Rojo Maple Grove LLC, opened in April 2023 in Maple Grove, Minnesota.

The St. Louis Park location experienced strong initial demand, generating $4.3 million in revenue in its first full year of operations (2011), exceeding the initial budget of $4 million. Revenue continued to grow, reaching $5.1 million in 2012 and $5.3 million in 2013. Over the following years, sales fluctuated between $4.8 million and $5 million, before increasing to $5.2 million in 2018 and $5.1 million in 2019.

In 2020, due to the COVID-19 pandemic, operations were significantly impacted, with the restaurant closed for most of the year. In 2021, the Company resumed normal operations and achieved $5.0 million in revenue. The Company recorded its highest revenue year in 2022, with nearly $5.6 million in sales.

Beginning in 2023, the Company experienced a decline in sales, with revenue of $5.16 million, followed by a significant decrease to $4.5 million in 2024. The Maple Grove location, which had an initial annual revenue budget of $2.7 million, performed above expectations upon opening. However, similar to the St. Louis Park location, sales declined in 2024, falling below budget.

Management attributes the recent sales decline at both locations to macroeconomic factors and brand maturity.

Planned Business Transition

In response to these trends, management has made the strategic decision to discontinue the Rojo Mexican Grill brand and relaunch Chi-Chi's, a full-service Mexican restaurant concept originally founded in Minnesota in 1976. Chi-Chi's experienced rapid growth and nationwide expansion, reaching over 200 locations across the U.S., Canada, and England by 1990. The brand remained popular for nearly three decades before closing its final 65 restaurants in 2004.

Management plans to revive the Chi-Chi's brand with a modernized look and feel while incorporating several original recipes alongside contemporary Mexican dishes. The Company will convert both existing Rojo locations into Chi-Chi's restaurants, leveraging its current real estate at a fraction of the cost of new construction. Additionally, management intends to develop a franchise program to facilitate national expansion of the concept.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Emphasis of Matter on Going Concern Consideration:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses in the three most recent years and may continue to generate losses. The Company's management has evaluated this condition and, has made a strategic decision to transition the restaurants into a new brand, as discussed in more detail in the Planned Business Transition section above. Further, the Company plans to generate revenues and raise capital as needed to meet its capital requirements. There is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Basis of Consolidation

The financials of the Company include Rojo Maple Grove LLC and Rojo West End LLC, a Minnesota and Delaware Limited Liability Company, respectively.   All significant intercompany transactions are eliminated.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

<u>Cash and Cash Equivalents</u>

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $169,972 and $213,485 in cash as of December 31, 2024 and December 31, 2023, respectively.

<u>Inventory</u>

Inventory consisted primarily of liquor and food. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2024 and December 31, 2023 valued $102,917 and $92,932 respectively.

<u>Prepaid Expenses</u>

Prepaid expenses consist of amounts paid in advance for insurance licenses, fees, and dues and subscriptions. Prepaids were valued at $78,721 and $80,015 as of December 31, 2024 and December 31, 2023, respectively.

<u>Other Assets- Current</u>

Other Current Assets consist of amounts collected by restaurant partners, such as DoorDash, Grubhub, and Uber Eats, that have not yet been remitted to the Company.

<u>Property and Equipment</u>

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2024	2023
Furnitures and Fixtures	5	348,746	358,706
Smallwares	5	41,570	41,570
Equipment (Restaurant)	5	882,381	875,847
Equipment (Computers)	5	97,103	97,103
Signage	5	35,383	35,383
Leasehold Improvement	15	824,938	824,938
Construction in Progress	15	7,993	-
Less Accumulated Depreciation		(1,710,917)	(1,614,842)
Totals		527,196	618,705

Intangible Assets

Intangible Assets include $20,000 in license fees that carry a 15-year useful life and is amortized on straight-line basis. The net value of the intangible assets is $12,667 and $15,333 as of December 31, 2024 and December 31, 2023.

Carrying Values- Property and Equipment and Intangible Assets

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024 and December 31, 2023..

Other Accrued Liabilities

Other Accrued Liabilities consist of expenses incurred but not yet paid for professional fees, utility expenses, and other general expenses.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers, which outlines a five-step model for recognizing revenue when control of goods or services is transferred to the customer.

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

Food and Beverage Sales

Revenue from the sale of food and alcoholic beverages is recognized at the point of sale, as control is transferred to the customer at that time. Sales are recorded net of discounts, promotions, and any applicable sales taxes collected from customers and remitted to governmental authorities.

Gift Card Sales

The Company sells gift cards, which do not have expiration dates and are redeemable for food and beverage purchases. At the time of sale, proceeds from the sale of gift cards are recorded as a contract liability (deferred revenue) until the gift card is redeemed by the customer. When a gift card is used for a purchase, the Company recognizes revenue in the amount of the redemption.

Unredeemed gift card balances represent a liability to the Company until they are either redeemed or determined to be unlikely to be used. Based on historical redemption patterns, the Company recognizes breakage income for unused gift card balances 12 months after the date of sale, in accordance with ASC 606-10-55-48. The estimated breakage revenue is recognized as gift card revenue on the income statement and is updated periodically based on actual redemption trends.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for repairs and maintenance, utilities, bank service charges, meals and enterntainment, and other miscellaneous expenses.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the normal course of business, Lou Nanne's, a restaurant owned by one of the Company's owners and McDermott Retaurants, also owned by one of the Company's owners incur certain expenses on behalf of the Rojo Mexican Grill restaurants. These expenses primarily include shared operational costs, such as supplies, vendor payments, and administrative costs. Lou Nanne's and McDermott Restaurants subsequently invoice the Rojo restaurants for reimbursement of these amounts. The Company recognizes these transactions as related party expenses, which are recorded as liabilities until settled. The amount owed to Lou Nanne and McDermott Restaurants as of December 31, 2024 and December 31, 2023 are $163,585 and $56,856, respectively.

On November 1, 2024 the Company (Rojo Maple Grove, LLC) entered into an agreement with John Butorac, JR. a shareholder, for a principal amount of $40,000 and a basic interest rate of 8% per annum. The basic interest rate begins to accrue on November 1, 2024 Payment of principal plus interest shall be made within 30 days following the closing of the investment by Chi Chi's Restaurants into Rojo Maple Grove, LLC. In the event the closing does not occur, the note will become a three year note with quarterly payments of principal and interest maturing on November 1, 2027.

On November 1, 2024 the Company (Rojo Maple Grove, LLC) entered into an agreement with Michael McDermott. a shareholder, for a principal amount of $40,000 and a basic interest rate of 8% per annum. The basic interest rate begins to accrue on November 1, 2024. Payment of principal plus interest shall be made within 30 days following the closing of the investment by Chi Chi's Restaurants into Rojo Maple Grove, LLC. In the event the closing does not occur, the note will become a three-year note with quarterly payments of principal and interest maturing on November 1, 2027.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

In addition to liabilities and obligations disclosed in Note 3- Related parties, the company has liabilities related to accounts payable, accrued expenses for professional fees, sales tax and gift card liabilities.

NOTE 6 – EQUITY

The equity structure of the Company consists of Class A Membership Interests and Class B Membership Interests, as outlined below:

Class A Members: Represent up to 50% ownership in each entity. Class A units are issued to investors who contribute capital in exchange for equity units. The total Class A membership interests are structured as follows:

- Rojo West End: 100 Class A units at $15,000 per unit, for a total initial capital contribution of $1,500,000.
- Rojo Maple Grove: 100 Class A units at $8,000 per unit, for a total initial capital contribution of $800,000.

If fewer than 100 Class A units are subscribed, the ownership interest of Class A Members is proportionally reduced, and Class B Members' interests are increased accordingly.

Class B Members: Represent a minimum 50% ownership interest in the Company and are primarily held by McDermott Restaurants, LLC and other investors. Class B Members are not required to contribute additional capital but maintain a controlling interest in the Company.

The following tables summarize the ownership structure as of December 31, 2024:

	Maple Grove			West End	
	Class B Units	Ownership %		Class B Units	Ownership %
DF	211	10.56%			
McDermott Restaurants	296	14.78%		145	72.50%
JM	169	8.46%		10	5.00%
MM	63	3.15%		-	-
MM	63	3.15%		-	-
JB	380	19.00%		-	-
ET	143	7.11%		-	-
JF LLC	676	33.78%		-	-
MM LLC	-	-		45	22.50%
Total	2,000	100.00%		200	100.00%

- **Distributions and Profit Allocation:** Until Payout occurs (i.e., the total distributions to Class A Members equal their initial capital contributions), all distributions are made to Class A Members based on their respective percentage interests. Once Payout is achieved, distributions are made to all Members in proportion to their ownership interests.
- **Net Profits and Losses from operations and asset sales:** are allocated in the same manner as distributions unless otherwise required by tax regulations.
- **Voting Rights:** Class A Members have limited governance rights, whereas Class B Members maintain management control.
- **Transfer Restrictions:** Membership interests may not be freely transferred and are subject to right of first refusal and manager approval. Class B Members have certain "Pull Along" and "Tag Along" rights in case of third-party sale offers.
- **Dissolution:** Upon dissolution, remaining net assets are distributed first to creditors, then to Class A Members until Payout is reached, and any remaining amounts are allocated pro-rata among all Members.

Business Transition and Membership Impact

As of 2024, management has decided to discontinue the Rojo Mexican Grill brand and relaunch Chi-Chi's Mexican Restaurant. The Company will convert both Rojo locations into Chi-Chi's, leveraging existing locations at a reduced cost compared to new construction. The transition may result in adjustments to membership interests, governance rights, and future capital requirements, which will be addressed in subsequent amendments to the operating agreement.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 19, 2025, the date these financial statements were available to be issued.

On January 9, 2025, the Company's management incorporated Chi-Chi's Restaurants, Inc. in the state of Minnesota.

On January 10, 2025, the Company (Rojo Maple Grove, LLC) entered into an agreement with John Butorac, JR. a shareholder, for a principal amount of $30,000 and a basic interest rate of 8% per annum. The basic interest rate begins to accrue on January 10, 2025. Payment of principal plus interest shall be made within 30 days following the closing of the investment by Chi Chi's Restaurants into Rojo Maple Grove, LLC. In the event the closing does not occur, the note will become a three year note with quarterly payments of principal and interest maturing on November 1, 2027.

On January 10, 2025, the Company (Rojo Maple Grove, LLC) entered into an agreement with Michael McDermott. a shareholder, for a principal amount of $30,000 and a basic interest rate of 8% per annum. The basic interest rate begins to accrue on January 10, 2025. Payment of principal plus interest shall be made within 30 days following the closing of the investment by Chi Chi's Restaurants into Rojo Maple Grove, LLC. In the event the closing does not occur, the note will become a three year note with quarterly payments of principal and interest maturing on November 1, 2027.

CERTIFICATION

   I, Michael McDermott, Principal Executive Officer of Chi-Chi's Restaurants, Inc., hereby certify that the financial statements of Chi-Chi's Restaurants, Inc. included in this Report are true and complete in all material respects.

Michael McDermott

Chief Executive Officer, President, Director, Secretary, Principal Accounting Officer and Treasurer